Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial information as at and for the nine months ended September 31, 2016 included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and unaudited condensed consolidated interim financial statements, and the notes thereto, which appear in our prospectus (our “Final Prospectus”) relating to our Registration Statement on Form F-1, as amended (Registration No. 333- 211714), filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the U.S. Securities Act of 1933, as amended.

Unless otherwise indicated or the context otherwise requires, all references to “AC Immune” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to AC Immune SA.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in Swiss Francs.

This discussion and analysis is dated as of November 10, 2016.

Results of Operations

Comparison of Three Months Ended September 30, 2016 and 2015

Revenues

AC Immune generated revenues of CHF 1.3 million in the three months ended September 30, 2016 compared with CHF 24.4 million in the three months ended September 30, 2015 a decline of CHF 23.1 million.   The following table summarizes our revenues during the three months ended September 30, 2016 and 2015:

	For the Three Months Ended
	September 30
(in CHF thousands, unaudited)	2016	2015	Change
Collaboration and license revenue	1,230	24,328	(23,098)
Grant revenue	103	41	62
Other	0	5	(5)
Total revenues	1,333	24,374	(23,041)

The decline in revenues was principally due to not receiving any major clinical milestone payments in the three months ended September 30, 2016, while in the same period in 2015 we received a $25 million (CHF 24.3 million) clinical milestone payment for crenezumab under our collaboration agreement with Genentech.  Revenues in the third quarter of 2016 included the recognition of a portion of the research contribution for ACI-35 related to our collaboration with Janssen, which is being recognized over a 12 months period, recognition of a portion of the $1.5 million (CHF 1.5 million) upfront payment received from Biogen pursuant to our collaboration on the alpha-synuclein and TDP-43 PET imaging programs and research and development cost reimbursements related to this collaboration, both being recognized over a 12 months period. Revenues also included grant revenues from the Michael J. Fox Foundation and LuMind Foundation.

Research and Development Expenses

In the three months ended September 30, 2016, research and development expenses totaled CHF 7.7 million compared with CHF 4.2 million in the same period in 2015, an increase of CHF 3.5 million.  The following table presents the research and development expenses during the three months ended September 30, 2016 and 2015:

	For the Three Months Ended
	September 30
(in CHF thousands, unaudited)	2016	2015	Change
Operating expenses	5,180	2,576	2,604
Salaries and related costs(1)	2,457	1,506	951
Depreciation of tangible fixed assets	59	74	(15)
Total research and development expenses	7,696	4,156	3,540
(1)	Includes share-based compensation

The increase in research and development expenses is primarily related to (i) a CHF 2.6 million increase in direct operating expenses related to increased research and development spending on ACI-35, the two ACI-24 programs and new discovery programs, and, (ii) a CHF 1.0 million increase in compensation costs due to the addition of 9 scientists between the third quarter of 2015 and the end of September 2016 as well as accruals being made in 2016 related to potential bonus payments at year end.  The following table presents the research and development expenses by major development program during the three months ended September 30, 2016 and 2015:

	For the Three Months Ended
	September 30
(in CHF thousands, unaudited)	2016	2015	Change
Programs subject to collaboration agreements(1)	221	165	56
ACI-35	1,126	1,045	81
ACI-24 (for AD and Down syndrome)	1,352	308	1,044
PD (therapeutics and diagnostics)	468	219	249
New discovery programs	1,381	406	975
Total	4,548	2,143	2,405
(1)	Includes research and development expenditures for crenezumab, anti-tau antibodies and tau PET imaging tracer. Does not include research and development expenditures for ACI-35

General and Administrative Expenses

General and administrative expenses amounted to CHF 1.7 million in the three months ended September 30, 2016 compared with CHF 0.9 million in the same period in 2015, an increase of CHF 0.8 million.  Operating expenses increased CHF 0.1 million in the three months ended September 30, 2016 compared with the same period in 2015 due to higher costs associated with becoming a public company. Salaries for administrative personnel which includes management increased by CHF 0.7 million principally due to accruals being made in 2016 related to potential bonus payments at year end.

The following table presents the general and administrative expenses during the three months period ended September 30, 2016 and 2015:

	For the Three Months Ended
	September 30
(in CHF thousands, unaudited)	2016	2015	Change
Operating expenses	505	401	104
Salaries and related costs	1,208	489	719
Total general and administrative expenses	1,713	890	823

Net Financial Income and Expenses

In the three months ended September 30, 2016, the Company reported a CHF 1.0 million net financials loss compared with net financial income of CHF 0.8 million in the same period in 2015, a difference of CHF 1.8 million.  The key driver for the higher financial costs during the three months ended September 30, 2016 were unrealized losses of CHF 1.0 million on foreign currency cash balances incurred in Q3 2016 due to a weakening of the USD relative to the CHF at the end of the third quarter compared with foreign exchange gains in the same period in 2015 associated with a strengthening of the USD.

The following table presents the net financial income and expenses during the three months ended September 30, 2016 and 2015:

	For the Three Months Ended
	September 30
(in CHF thousands, unaudited)	2016	2015	Change
Finance income	35	817	(782)
Interest income	-	7	(7)
Finance costs	(1,061)	(53)	(1,008)
Total financial (expense) / income	(1,026)	771	(1,797)

Comparison of the Nine Months Ended September 30, 2016 and 2015

Revenues

In the nine months ended September 30, 2016 revenues totaled CHF 21.8 million compared with revenues of CHF 38.8 million in the same period in 2015, a decrease of CHF 17.0 million.  The following table summarizes the revenues during the nine months period ended September 30, 2016 and 2015:

	For the Nine Months Ended
	September 30
(in CHF thousands, unaudited)	2016	2015	Change
Collaboration and license revenue	21,365	38,575	(17,210)
Grant revenue	418	176	242
Other	1	24	(23)
Total revenues	21,784	38,775	(16,991)

Our revenues experience fluctuations as a result of securing new collaboration agreements, the timing of milestone achievements and the size of each milestone payment. The decline in revenues in the first nine months of 2016 compared to the same period in 2015 is primarily related to the timing and size of clinical milestones recognized in each of those periods. Revenues in the first nine months of 2016 resulted from the recognition of the CHF 4.9 million clinical milestone and the recognition of a share of the research contributions received related to ACI-35 pursuant to our collaboration agreement with Janssen, which we are recognizing over a 12 months period, the recognition of the CHF 14 million milestone payment for commencement of phase 1 clinical studies for the anti-tau antibody under collaboration with Genentech, the recognition of a share of the Biogen upfront payment which we are recognizing over a 12 months period and research contribution payments related to the Biogen collaboration. In addition, we also recognized grant revenue from the Michael J. Fox Foundation and the LuMind Foundation. In the first nine months of 2015, AC Immune recognized a $25 million (CHF 24.3 million) and CHF 14 million clinical milestone payment related to crenezumab and the anti-tau antibody program, both of which are partnered with Genentech.  In addition, the Company recognized revenues during this period from grants including the Michael J. Fox Foundation.

Research and development expenses

Research and development expenses for the nine month period ended September 30, 2016 rose to CHF 18.7 million from CHF 11.3 million in the same period in 2015, an increase of CHF 7.4 million.  The following table presents the research and development expenses during the nine months period ended September 30, 2016 and 2015:

	For the Nine Months Ended
	September 30
(in CHF thousands, unaudited)	2016	2015	Change
Operating expenses	12,787	6,587	6,200
Salaries and related costs(1)	5,729	4,544	1,185
Depreciation of tangible fixed assets	198	215	(17)
Total research and development expenses	18,714	11,346	7,368
(1)	Includes share-based compensation

The increase in research and development spending in the nine months ended September 30, 2016 was driven by a CHF 1.5 million increase for research and development expenses related to ACI-35, a CHF 2.4 million increase in the outlays related to the two ACI-24 programs driven principally by investment in manufacturing, a CHF 0.6 million increase in Parkinson’s disease focused program including the alpha-synuclein PET imaging collaboration with Biogen and a CHF 1.7 million increase in total research and development expenses for new discovery projects that we believe will help us to maintain a scientific leadership position in neurodegenerative diseases.

The following table presents the research and development expenses by major development program during the nine months period ended September 30, 2016 and 2015:

	For the Nine Months Ended
	September 30
(in CHF thousands, unaudited)	2016	2015	Change
Programs subject to collaboration agreements(1)	1,108	984	124
ACI-35	3,758	2,241	1,517
ACI-24 (for AD and Down syndrome)	3,271	845	2,426
PD (therapeutics and diagnostics)	1,003	440	563
New discovery programs	2,516	847	1,669
Total	11,656	5,357	6,299
(1)	Includes research and development expenditures for crenezumab, anti-tau antibodies and tau PET imaging tracer. Does not include research and development expenditures for ACI-35

General and administrative expenses

For the nine months period ended September 30, 2016, general and administrative expenses rose to CHF 4.5 million from CHF 2.5 million in the same period in 2015, a CHF 1.9 million increase.  The increase in General and Administrative expenses in the first nine months of 2016 is primarily due to a CHF 1.1 million increase in operating expenses driven by higher legal costs related to the Company becoming a public company as well as intellectual property. Salary costs in the nine months period ended September 30, 2016 rose CHF 0.8 million to CHF 2.3 million from the same period in 2015. The increase is primarily due to the Company making accruals for bonus payments in 2016 and higher costs related to options activity prior to the commencement of the black-out period.

The following table presents the general and administrative expenses during the nine months period ended September 30, 2016 and 2015:

	For the Nine Months Ended
	September 30
(in CHF thousands, unaudited)	2016	2015	Change
Operating expenses	2,195	1,025	1,170
Salaries and related costs	2,269	1,474	795
Total general and administrative expenses	4,464	2,499	1,965

Net financial income and expenses

In the nine months period ended September 30, 2016, AC Immune had a CHF 0.9 million net financial loss compared with a CHF 0.9 million profit for the same period in 2015.  The decrease of CHF 1.8 million is principally attributable to unfavorable fluctuations in the value of the US dollar relative to the Swiss franc in the first nine months of 2016 which resulted in unrealized losses on foreign currency balances compared with a weakening US dollar relative to the Swiss franc in the same period in 2015 which resulted in unrealized gains on foreign currency balances.

The following table presents the net financial income and expenses during the nine months period ended September 30, 2016 and 2015:

	For the Nine Months Ended
	September 30
(in CHF thousands, unaudited)	2016	2015	Change
Finance income	36	891	(855)
Interest income	-	38	(38)
Finance costs	(971)	(5)	(966)
Total financial (expense) / income	(935)	924	(1,859)

Liquidity and Capital Resources

Our operations have been financed primarily by proceeds from the collaboration and license agreements we have with a number of partners, including Genentech, Janssen and Piramal Imaging, research grants awarded to us and net proceeds from the issuance of common shares and preferred shares including the $70.6 million (CHF 69.3 million) in net proceeds raised in the initial public offering (“IPO”). At September 30, 2016, we had cash and cash equivalents of CHF 157.6 million.

Our primary uses of capital are, and we expect will continue to be, research and development expenses, compensation and related expenses, and other operating expenses including rent. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with a number of our product candidates in various stages of clinical development including co-funding ACI-35 to the end of the ongoing Phase 1b clinical study, material increases in spending on ACI-24 in AD to fund a Phase 2b study, ACI-24 in Down syndrome, our PET imaging candidates focused on alpha-synuclein and TDP-43 which we are developing together with Biogen and a number of research initiatives focused on neurodegenerative orphan diseases other than AD.

We plan to continue to fund our operating and capital funding needs through proceeds received from collaboration and licensing agreements and through equity or other forms of financing. We may also consider entering into additional collaboration agreements and selectively partnering for clinical development and commercialization. The sale of additional equity would result in additional dilution to our shareholders.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the Nine Months Ended
	September 30
(in CHF thousands)	2016	2015	Change
Net cash provided by (used in):
Operating activities	1,272	49,659	(48,387)
Investing activities	(613)	(239)	(374)
Financing activities	81,259	42	81,217
Net change in cash and cash equivalents	81,918	49,462	32,456

Operating activities

Net cash provided by operating activities was CHF 1.3 million for the nine months ended September 30, 2016 compared with net cash provided by operating activities of CHF 49.7 million for the nine months ended September 30, 2015. The reduction in change in cash provided by operating activities in the first nine months of 2016 was due to (i) us reporting a net loss of CHF 2.3 million for the nine months ended September 30, 2016 compared with a CHF 25.8 million profit for the same period in 2015 driven principally by the crenezumab and anti-tau antibody milestone payments, (ii) no material changes in receivables balances in the first nine months of 2016 while in the same period in 2015 we received the CHF 25.9 million upfront payment from Janssen in connection with the ACI-35 collaboration which resulted in outstanding receivables balances declining by nearly CHF 25 million, and (iii) the change in accounts payable positively impacted our cash position between September 30, 2015 and September 30, 2016 by CHF 1.8 million.

Investing activities

Net cash used in investing activities rose to CHF 0.6 million for the nine months ended September 30, 2016 compared with net cash used in investing activities of CHF 0.2 million in the nine months ended September 30, 2015 due to increased capital expenditures to strengthen our manufacturing and research infrastructure.

Financing activities

Net cash provided by financing activities was CHF 81.3 million for the nine months ended September 30, 2016 compared with net cash from financing activities of CHF42 thousand for the nine months ended September 30, 2015. The increase is principally due to the completion of the Series E Extension (CHF 13.3 million) in April 2016 and proceeds net of underwriting fees from issuance of common shares in our IPO of $70.6 million (CHF 69.3 million).

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of and commercialize our current or any future product candidates. At September 30, 2016 we had cash balances totaling CHF 157.6 million. The increase relative to December 31, 2015 is due to the CHF 13.3 million in proceeds we received from the Series E Extension in April 2016, the CHF 14 million milestone payment we received from Genentech in connection with the anti-tau antibody moving into phase 1 clinical studies, CHF 69.3 million in proceeds from the IPO which were partially offset by a significant rise in total operating expenses including an increase of CHF 7.4 million spent on research and development. There can be no certainty as to the exact timing, or in fact whether any future milestone payments will ever be made given that these milestone payments are contingent on clear milestones being reached. Accordingly, assuming we do not receive potential milestone payments and based upon our currently contemplated research and development strategy, we believe that our existing capital resources will be sufficient to meet our projected operating requirements up to the fourth quarter of 2018.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development and if we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

•	The scope, rate of progress, results and cost of our pre-clinical and clinical studies and other related activities;

•	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;

•	The cost, timing and outcomes of regulatory approvals;

•	The costs and timing of establishing sales, marketing and distribution capabilities;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;

•	The emergence of competing technologies or other adverse market developments; and

•	The potential cost and timing of managing and protecting our portfolio of intellectual property.

Quantitative and Qualitative Disclosures about Market Risk

During the nine months ended September 30, 2016, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk” in the Final Prospectus.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Judgments and Accounting Estimates” in the Final Prospectus.

Recent Accounting Pronouncements

The Company has not yet determined the impact of IFRS 9 (Financial Instruments), IFRS 15 (Revenue from Contracts with Customers) and IFRS 16 (Leases) which have been issued by the IASB but not yet adopted on our financial statements.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (through 2021) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Final Prospectus. These forward-looking statements speak only as of the date of this discussion and analysis and are subject to a number of risks, uncertainties and assumptions described under the sections in the Final Prospectus entitled “Risk Factors” and this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.